Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-105699 and 333-121662 on Form S-3, and Registration Statement No. 333-60762 on Form S-8 of ATP Oil & Gas Corporation and Subsidiaries of our report dated March 14, 2006, relating to the financial statements and financial statement schedule of ATP Oil & Gas Corporation and Subsidiaries and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of ATP Oil and Gas Corporation and Subsidiaries for the year ended December 31, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for asset retirement obligations in 2003).

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Houston, Texas

March 15, 2006